Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

SKYTRON, LLC
(Buyer)

and

STREAMLINE, INC.
(Seller)

December 7, 2016

TABLE OF CONTENTS

ARTICLE 1	PRINCIPAL TRANSACTION	1
1.1	Sale and Purchase of Assets	1
1.2	Purchase Price and Payment	1
1.3	Determination of Contingent Payments	2
1.4	Assumed Liabilities; Excluded Liabilities	3
1.5	Closing	4
1.6	Actions at Closing	4
1.7	Allocation of Purchase Price	4
1.8	Buyer’s Efforts	4
ARTICLE 2	REPRESENTATIONS AND WARRANTIES OF SELLER	5
2.1	Disclosure Schedule	5
2.2	Organization and Good Standing	5
2.3	Authority and Enforceability	5
2.4	No Conflict	5
2.5	Financial Statements	5
2.6	Books and Records	6
2.7	Title to Properties; Encumbrances	6
2.8	Suppliers	6
2.9	Employees	6
2.1	No Undisclosed Liabilities	6
2.11	Contracts	6
2.12	Tangible Personal Property; Sufficiency	7
2.13	Inventory	7
2.14	No Material Adverse Change	7
2.15	Taxes	7
2.16	Compliance with Legal Requirements	7
2.17	Governmental Authorizations	8
2.18	Proceedings; Orders	8
2.19	Absence of Certain Changes and Events	8
2.20	Insurance	8
2.21	Intellectual Property	9
2.22	Environmental Matters	9
2.23	Product and Service Warranties and Liabilities	9
2.24	Certain Payments	10
2.25	Brokers or Finders	10
2.26	Disclosure	10
2.27	Representations and Warranties of Medovex	10
ARTICLE 3	REPRESENTATIONS AND WARRANTIES OF BUYER	10
3.1	Organization and Good Standing	10
3.2	Authority and Enforceability	10
3.3	No Conflict	11
3.4	Proceedings	11
3.5	Brokers or Finders	11
ARTICLE 4	COVENANTS	11
4.1	Access and Investigation	11
4.2	Employees	11
4.3	Operation of the Business	12
4.4	Required Approvals	12
4.5	Notification	12
4.6	Exclusivity	13
4.7	Reasonable Efforts	13
4.8	Post-Closing Access to Records	13
4.9	Transition Period	13
4.1	Covenant Not to Compete	13
4.11	Benefits Under Certain Contracts	14
4.12	Existing Distributor Agreements	14
4.13	Confidentiality	14
4.14	Tax Clearance Certificates	15
4.15	Name Change	15
ARTICLE 5	BUYER’S CLOSING CONDITIONS	15
5.1	Accuracy of Representations	15
5.2	Seller’s Performance	15
5.3	Bring Down Certificate	15
5.4	Consents	15
5.5	No Proceedings	15
5.6	Non-Compete Releases	15
5.7	Due Diligence Review	16
5.8	No Material Adverse Change	16
5.9	Supply and Product Assembly Arrangements	16
ARTICLE 6	SELLER’S CLOSING CONDITIONS	16
6.1	Accuracy of Representations	16
6.2	Buyer’s Performance	16
6.3	Bring Down Certificate	16
6.4	No Injunction	16
ARTICLE 7	TERMINATION	16
7.1	Termination Events	16
7.2	Effect of Termination	17
ARTICLE 8	INDEMNIFICATION; REMEDIES	17
8.1	Survival	17
8.2	Seller Indemnification	17
8.3	Buyer Indemnification	17
8.4	Limitations on Indemnification; Medovex	18
8.5	Indemnification Procedures	19
8.6	Offset	20
8.7	Payments	20
8.8	Remedies Cumulative	20
ARTICLE 9	DEFINITIONS	21
ARTICLE 10	GENERAL	26
10.1	Binding Effect; Benefits; Assignment	26
10.2	Entire Agreement	26
10.3	Amendment and Waiver	27
10.4	Governing Law	27
10.5	Public Disclosure	27
10.6	Notices	28
10.7	Counterparts	28
10.8	Expenses	28
10.9	Severability	28
10.10	Headings; Construction; Time of Essence	28

SCHEDULES

Disclosure Schedule
2.4	Required Notices and Consents (Disclosure Schedule)
2.5	Interim Balance Sheet (Disclosure Schedule)
2.8	Suppliers (Disclosure Schedule)
2.9	Employees (Disclosure Schedule)
2.11	Material Contracts (Disclosure Schedule)
2.12	Personal Property Locations (Disclosure Schedule)
2.17	Governmental Authorizations (Disclosure Schedule)
2.2	Insurance (Disclosure Schedule)
2.21	Intellectual Property Assets (Disclosure Schedule)
2.23	Product Warranties and Liabilities (Disclosure Schedule)

Other Schedules
1.7	Purchase Price Allocation
4.12	Continuing Distributorships
9.1	Assigned Contracts
9.2	Other Excluded Assets
9.3	Excluded Inventory
9.4	Knowledge
9.5	Other Tangible Personal Property
9.6	Purchased Inventory

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is made as of December 7, 2016, by and among SKYTRON, LLC, a Delaware limited liability company (“Buyer”), and STREAMLINE, INC., a Minnesota corporation (“Seller”). Buyer and Seller are sometimes individually referred to in this Agreement as a Party and collectively as the Parties. Capitalized terms used in this Agreement and not otherwise defined are defined in Article 9.

Seller is engaged in the business of developing and manufacturing certain intra-hospital transport systems for patient equipment, which systems are marketed by Seller as the “IV Suspension System” (collectively, the “Business”). Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, the assets primarily relating to the Business, on the terms and subject to the conditions set forth in this Agreement.

ACCORDINGLY, in consideration of the representations, warranties, covenants, and agreements contained in this Agreement, the Parties agree as follows:

ARTICLE 1
PRINCIPAL TRANSACTION

1.1           Sale and Purchase of Assets. On the terms and subject to the conditions of this Agreement, at the Closing, Seller agrees to sell and transfer to Buyer, and Buyer agrees to purchase from Seller, the Purchased Assets. The Purchased Assets will be transferred to Buyer free and clear of all Encumbrances.

1.2           Purchase Price and Payment. In consideration of the transfer of the Purchased Assets to Buyer and the other undertakings set forth herein, Buyer will pay to Seller the following:

(a)           At Closing, Buyer will pay Seller, by wire transfer of immediately available funds, an amount equal to $500,000 in U.S. dollars (the “Initial Payment”).

(b)           No later than January 1, 2018, Buyer will pay Seller, by wire transfer of immediately available funds, an amount equal to $150,000 in U.S. dollars (collectively with the Initial Payment, the “Cash Payment”).

(c)           Buyer will pay to Seller a contingent payment (“Contingent Payment”) equal to 5% of Buyer’s total Net Sales of Products in excess of 100 Units to its Customers during each of the calendar years ending December 31, 2018 and December 31, 2019 (each such calendar year, a “Contingent Period”); provided that in no event will the total aggregate amount of all Contingent Payments for all Contingent Periods exceed $850,000. Contingent Payments, if earned, will be payable no later than March 31 of the year following each Contingent Period. For purposes of this Agreement, the total Net Sales of Products in excess of 100 Units for any Contingent Period as well as calculation of any applicable Contingent Payment shall be determined in accordance with Section 1.3 below. For purposes of clarification, no Contingent Payment shall be earned for a Contingent Period unless Buyer sells in excess of 100 Units to its Customers during such Contingent Period.

(d)           Contingent Payments shall be based upon U.S Dollars and paid in U.S Dollars.

The Cash Payment and Contingent Payments are defined collectively as the “Purchase Price.”

1.3           Determination of Contingent Payments.

(a)           On or before sixty (60) calendar days following the end of each Contingent Period, Buyer shall prepare and deliver to Seller a statement (each, a “Buyer’s Statement”) showing in reasonable detail Buyer’s calculations of (x) the number of Units sold during such Contingent Period, and (y) the total Net Sales of Products in excess of 100 Units sold during such Contingent Period. Buyer shall pay the amount of the Contingent Payment, as calculated in the Buyer’s Statement no later than March 31 of the year following the applicable Contingent Period. Buyer will make available, and if requested by Seller, furnish to Seller copies of, the work papers and books and records relating specifically to the number of Units sold, the Net Sales of Products and the calculation of the Contingent Payment, used in preparing the Buyer’s Statement. Seller shall have a period of forty-five (45) calendar days after the receipt of the Buyer’s Statement within which to dispute the calculations set forth in the Buyer’s Statement by means of a written notice of dispute setting forth in reasonable detail the grounds for such dispute (a “Seller’s Dispute Notice”). If Seller does not timely deliver a proper Seller’s Dispute Notice, or if Seller delivers a notice to Buyer that states Seller agrees with the Buyer’s calculations, then the calculations set forth in the Buyer’s Statement shall be final and binding on the parties. Upon written request by the Seller, the Buyer shall provide copies of invoices to Seller for the purpose of Net Sales calculations and verification. Notwithstanding the delivery by Seller of a Seller’s Dispute Notice, the Buyer shall pay the Contingent Payment due based upon the Buyer’s Statement on or before March 31st in accordance with Section 1.2(c) above, and the deposit of such Contingent Payment by Seller shall be with all rights reserved as set forth in such Seller’s Dispute Notice and Buyer agrees that it shall not constitute a satisfaction and accord as to the payment due.

(b)           If Seller timely delivers a proper Seller’s Dispute Notice, the dispute shall be resolved as set forth in this subsection (b). Buyer and Seller shall negotiate in good faith and use commercially reasonable efforts to resolve all of the disputed items specified in the Seller’s Dispute Notice within thirty (30) calendar days (or such longer period as agreed-upon by the Parties) after Buyer’s receipt of the Seller’s Dispute Notice. Any such disputed items that are resolved by a written agreement between Buyer and Seller shall be final, binding and conclusive on the Parties.

If Buyer and Seller are unable to resolve all of the disputed items during such 30-day period (or such longer period, as applicable), then Buyer and Seller shall jointly select a nationally recognized independent accounting firm based in the United States that is mutually acceptable to them to resolve the remaining elements of such dispute. If such accounting firm is not available or willing to accept such position, and the Parties are unable to mutually agree on an independent accounting firm, then each of Buyer and Seller shall select one independent accounting firm, and the two firms so selected shall select a third independent accounting firm, which shall act as the independent accounting firm hereunder to resolve the disputed items. Each Party agrees to execute, if requested by the accounting firm, a reasonable engagement letter with such firm. Buyer and Seller shall jointly instruct the accounting firm that: (A) each will submit in writing to the independent accounting firm their final position regarding the basis for each remaining disputed line item and such party’s final position with respect to the Contingent Payments, within 15 days of the appointment of the accounting firm; (B) in rendering its final decision, the independent accounting firm must adopt the entire position of either Buyer or Seller and shall not conduct an audit or review any items in the Buyer’s Statement that are not in dispute; and (C) the independent accounting firm shall deliver to Buyer and Seller, as promptly as practicable and in any event within 30 days following the written submission by each Party of the unresolved disputed items to the accounting firm, a written report setting forth determination as to which of the Party’s position it has adopted, which report shall be final, binding and conclusive on the Parties. If one party does not submit its final written position regarding the disputed items as contemplated by item (A) above, then the written position of the submitting Party shall be final, binding and conclusive on the Parties.

Except as stated otherwise in the following sentence, if any unresolved dispute is submitted to an accounting firm for resolution as provided above, Buyer shall pay 50% of the fees and expenses of such firm and Seller shall pay the other 50%; provided that all fees and expenses of the Seller’s own accountants, advisors or other representatives, if any, shall be paid by Seller and all the fees and expenses of Buyer’s own accountants, advisors and other representatives, if any, shall be paid by Buyer. If the final determination of the accounting firm finds that Buyer’s calculations underpaid Seller by 15% or more, then the fees and expenses of the accounting firm shall be borne entirely by the Buyer; and, if the final determination of the accounting firm finds that Buyer’s calculations underpaid Seller by less than 5% (or there was an overpayment to Seller), then the fees and expenses of the accounting firm shall be borne entirely by the Seller.

(c)           Upon the final determination of the Contingent Payment pursuant to subsections (a) or (b) above, Buyer shall pay to Seller or Seller shall pay to Buyer, as applicable, the amount by which the finally-determined Contingent Payment is more or less than the initial Contingent Payment made by Buyer by the applicable March 31. Such payment shall be made in U.S. Dollars no later than ten (10) business days after the final determination, by wire transfer of immediately available funds to the account of Seller or Buyer, as applicable.

1.4           Assumed Liabilities; Excluded Liabilities.

(a)           As additional consideration for the Purchased Assets and the undertakings set forth in this Agreement, and subject to the conditions set forth in this Agreement, at Closing, Buyer shall assume and agree to pay, perform and discharge when due only: (i) (A) the Liabilities arising out of or relating to the ownership of the Purchased Assets, including but not limited to any Liabilities arising out of or related to the distribution and sale of, or use by others of Products that include in whole or in part any Purchased Assets, and (B) the obligations under the Assigned Contracts; in each of clauses (A) and (B) only to the extent that any such Liabilities or obligations (1) relate to the period after the Closing Date, and (2) do not arise as a result of any action, inaction, error, omission, breach or default by Seller or any of its Affiliates occurring prior to or on the Closing Date; and (ii) the payment and purchase obligations of Seller and Medovex owing to ComDel Innovation, Inc. (“ComDel”) with respect to ComDel Inventory pursuant to the terms of the ComDel Contract (but no other Liabilities that may be owing by Seller or Medovex to ComDel) (clauses (i) and (ii) collectively, the “Assumed Liabilities”).

(b)           Except for the Assumed Liabilities, Buyer shall not assume or be obligated to pay, perform, or discharge any Liability of Seller or any of Seller’s Affiliates, whether or not disclosed to Buyer in this Agreement, the Disclosure Schedules or otherwise (collectively, the “Excluded Liabilities”). Without limiting the generality of the foregoing, and notwithstanding anything to the contrary contained in this Agreement, except for the Assumed Liabilities, Buyer shall not assume or be obligated to pay, perform or discharge any Liability of Seller or Seller’s Affiliates even if imposed upon Buyer as a successor to Seller, with respect to any action, suit, proceeding or claim arising out of or relating to any event occurring or with respect to any cause of action arising, before or after the Closing Date, whether or not asserted before or after the Closing Date, including but not limited to, any Liability relating to (i) Seller’s accounts payable, (ii) Taxes of Seller, (iii) environmental matters relating to Seller’s operation of the Business, (iv) employee benefits and Employee Benefit Plans of Seller, (v) termination and severance costs and expenses of Seller’s employees, sales representatives and other consultants, (vi) claims or any Liability relating to Seller’s sales representatives, or commissions or other such compensation with respect to such sales representatives, or (viii) judgments, contractual claims (other than with respect to the Assigned Contracts to the extent included in the definition of Assumed Liability) or product liability claims relating to Seller’s operation of the Business. The items identified in subsections (i) through (viii) above constitute a portion of the Excluded Liabilities. For purposes of clarification, Seller shall be responsible for all product warranty claims and product liability claims arising from Products sold by Seller or services provided by Seller on or before the Closing Date.

1.5           Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Warner Norcross & Judd LLP, at a time and on a date as may be mutually agreed by the Parties to allow for the satisfaction of the conditions set forth in Articles 5 and 6 below (the “Closing Date”). The Parties agree that the Closing may occur remotely, facilitated by the exchange of signature pages via overnight courier or e-mail or other electronic transmission. The Closing will be deemed effective upon the close of business on the Closing Date, unless otherwise agreed in writing by the Parties.

1.6           Actions at Closing.

(a)           At the Closing, Buyer will deliver to Seller the following, each, where applicable, duly executed by Buyer: (i) the Initial Payment; (ii) the Bill of Sale, Assignment and Assumption Agreement; (iii) the Transition Services Agreement; (iv) Intellectual Property Assignments, (v) a closing certificate, including, certified copies of resolutions of Buyer authorizing the consummation of the Contemplated Transactions, a good standing certificate of Buyer and certified articles of incorporation of Buyer; (vi) those documents and instruments referenced in Article 6 of this Agreement; and (vii) any and all other agreements, certificates, instruments and documents as may be required of Buyer under this Agreement.

(b)           At the Closing, Seller, will deliver or cause to be delivered to Buyer the following, each, where applicable, duly executed by Seller: (i) the Bill of Sale, Assignment and Assumption Agreement; (ii) the Transition Services Agreement; (iii) the notices and consents listed on Schedule 2.4 with respect to the transfer of the Purchased Assets to Buyer; (iv) Intellectual Property Assignments; (v) all records and other documents included among the Purchased Assets; (vi) a closing certificate including certified copies of resolutions of Seller authorizing the consummation of the Contemplated Transactions, a good standing certificate of Seller and certified articles of organization of Seller; (vii) those documents and instruments referenced in Article 5 of this Agreement; and (viii) any and all other agreements, certificates, instruments and documents as may be required of Seller under this Agreement.

(c)             Buyer and Seller shall take all further actions and execute and deliver any additional agreements, certificates, instruments, and other documents on or after the Closing as Buyer or Seller shall deem reasonably necessary to effectuate the Contemplated Transactions.

1.7           Allocation of Purchase Price. Schedule 1.7 sets forth the allocation of the Purchase Price among the Purchased Assets. This allocation is conclusive and binding on the Parties for all purposes, including reporting and disclosure requirements under the Internal Revenue Code and any foreign, state or local Tax authority. Buyer and Seller (as applicable) will each file Internal Revenue Service Forms 8594 “Asset Acquisition Statement under Section 1060” at the times and in the manner as required by Treasury Regulation 1.106-T consistent with such allocation.

1.8           Buyer’s Efforts. During the Contingent Periods, Buyer shall use its commercially reasonable efforts and good faith to market and distribute the Products. Buyer hereby represents that it intends to market the Products and has no current intention of shelving, suspending sales and/or or withdrawing the Products from the market during the Contingent Periods. During the Contingent Periods, Buyer shall provide to Seller, upon request, Buyer’s marketing and sales information relating to the Products.

ARTICLE 2
2.1           Disclosure Schedule. Prior to the date of this Agreement, Seller has delivered to Buyer individually numbered schedules (collectively, the “Disclosure Schedule”) corresponding to the sections and subsections of this Article. The information contained in the Disclosure Schedule is true and accurate and all documents that are attached to or form a part of the Disclosure Schedule are true and complete copies of the genuine original documents that they purport to represent. Each individual schedule in the Disclosure Schedule contains exceptions to the specifically identified section and subsection contained in this Article.
2.2           Organization and Good Standing. Seller is a corporation duly organized, validly existing, and in good standing under the laws of Minnesota, with the requisite corporate power and authority to conduct the Business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform its current obligations.
2.3           Authority and Enforceability. This Agreement constitutes the legal, valid, and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to the Enforceability Limitations. Upon the execution and delivery of this Agreement and each Ancillary Agreement to which Seller is a party (collectively, the “Seller Closing Documents”), assuming the valid authorization, execution and delivery by the other parties thereto, the Seller Closing Documents will constitute legal, valid, and binding obligations, enforceable in accordance with their respective terms, subject to the Enforceability Limitations. Seller has the requisite corporate power and authority to execute and deliver the Seller Closing Documents and to perform its obligations under the Seller Closing Documents. All necessary actions have been taken by Seller with respect to the execution and delivery of this Agreement and the performance of its obligations under this Agreement.
2.4           No Conflict. Neither the execution and delivery of any of the Seller Closing Documents by the Seller nor the consummation or performance of any of the Contemplated Transactions by the Seller will (with or without notice or lapse of time): (i) contravene, conflict with, or result in a violation of any provision of the organizational documents of Seller; (ii) contravene, conflict with, or result in a violation of, or give any third party the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which Seller, or any of the Purchased Assets, may be subject; (iii) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any third party the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by Seller or that otherwise relates to the Business or the Purchased Assets; (iv)  contravene, conflict with, or result in a violation or breach of any provision of, cause Seller to become subject to, or to become liable for the payment of any fee or similar charge under, give any third party the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any agreement binding upon Seller except to the extent any consent is required for the assignment of any Assigned Contract, as described on Schedule 2.4; or (v) result in the imposition or creation of any Encumbrance upon or with respect to any of the Purchased Assets. Seller is not or will not be required to give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions except to the extent any consent is required for the assignment of any Assigned Contract, as described on Schedule 2.4.
2.5           Financial Statements. Copies of the financial statements for Seller for the fiscal year ended December 31, 2015, prepared in accordance with GAAP and containing Seller’s balance sheet as of the end of that year, its related profit and loss statements for that year, and its statement of cash flow for that year have been delivered by Seller to Buyer. In addition, Seller has delivered, or will deliver, to Buyer a financial report for the period ended October 31, 2016, prepared in accordance with sound accounting principles consistently applied with Seller’s historical accounting practices (except as may be indicted therein and except for the absence of footnotes and normal year-end adjustments that are not expected to be material in amount or effect), containing Seller’s balance sheet as of the end of that period and its income statement showing the results of its operations for that portion of its fiscal year (the “Interim Balance Sheet”). The Interim Balance Sheet is attached as Schedule 2.5. Such financial statements present fairly the financial condition of the Business at the dates indicated and its results of operation for the periods then ended.

2.6           Books and Records. The books of account and other financial records of the Business, all of which have been made available to Buyer, are complete and correct in all material respects and have been maintained in accordance with sound business practices.
2.7            Title to Properties; Encumbrances. Seller owns all of the Purchased Assets. All the Purchased Assets will be free and clear of all Encumbrances as of the Closing Date.
2.8           Suppliers. Schedule 2.8 sets forth a list of the ten largest suppliers of Seller (by dollar volume) in terms of purchases by Seller for the nine-month period ended September 30, 2016.
2.9           Employees.

(a)           Seller has provided Buyer with the following information for each employee of Seller whose employment relates primarily to the Business: name, job title, and current compensation. Except as set forth on Schedule 2.9, each of Seller’s employees with respect to the Business is employed on an “at will” basis.

(b)           Seller, with respect to the Business, is not now and has not ever been a party to any collective bargaining or another labor contract. Seller, with respect to the Business, has complied with all applicable Legal Requirements relating to employment, equal employment opportunity, non-discrimination, immigration, wages, hours, Employee Benefit Plans, collective bargaining, the payment of social security and similar Taxes, occupational safety and health and plant closing. Seller, with respect to the Business, is not liable for the payment of any Taxes, fines, penalties or other amounts however designated for failure to comply with any Legal Requirements.

(c)           Neither Seller nor any predecessor or Affiliate of Seller has ever established, maintained or contributed to or otherwise participated in, or had an obligation to establish, maintain, contribute to or otherwise participate in, any Multi-Employer Retirement Plan with respect to the Business.
2.10           No Undisclosed Liabilities. Except as otherwise (a) reflected on the Interim Balance Sheet, or (b) incurred in the ordinary course of business consistent with past practice since the date of the Interim Balance Sheet and which are not, individually or in the aggregate, material in amount, Seller has no Liabilities that are required by GAAP to be disclosed in the Financial Statements.
2.11            Contracts.
(a)           Schedule 2.11 sets forth all material contracts other than the Assigned Contracts to which the Business is subject or by which the Business is affected. Copies of all written, and descriptions of all oral, material contracts have been provided to Buyer.
(b)           Each Assigned Contract is in full force and effect and is valid and enforceable in accordance with its terms, subject to the Enforceability Limitations. Seller, and, to Seller’s Knowledge, each other Person that is a party to an Assigned Contract, has complied and is complying with the terms of that Assigned Contract and, to Seller’s Knowledge, no event has occurred or circumstance exists (including the execution or consummation of the Contemplated Transactions) that (with or without notice or lapse of time) may contravene, conflict with or result in a violation or breach of, or give Seller or any other Person the right to declare a default under, modify or terminate any Assigned Contracts. Copies of all written, and descriptions of all oral, Assigned Contracts have been provided to Buyer. All purchase orders that are Assigned Contracts have been entered into in the ordinary course of business.

2.12           Tangible Personal Property; Sufficiency. On the Closing Date, all tangible personal property included in the Purchased Assets will either be in the possession of Seller at its primary business location or at such other location as set forth on Schedule 2.12. The items of tangible personal property included in the Purchased Assets are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put and none of the items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The Purchased Assets are sufficient for the continuing conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the Business as currently conducted. None of the Excluded Assets are material to the Business.

2.13           Inventory. All Purchased Inventory consists of a quality and quantity useable and saleable in the ordinary course of business, except for obsolete or slow-moving items and items below standard quality, all of which have been written off in the Interim Balance Sheet. All Purchased Inventory is owned by Seller free and clear of all Encumbrances and no Purchased Inventory is held on a consignment basis. All inventories not written off have been valued in accordance with GAAP. The quantities of each item of inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Business and are consistent with Seller’s past practices. The ComDel Inventory is not owned by Seller and is not part of the Purchased Inventory.

2.14          No Material Adverse Change. Since the date of the Interim Balance Sheet, there has not been any Material Adverse Change in the business, operations, properties, prospects, assets, or condition of Seller or the Business, and no event has occurred or circumstance exists that may result in such a Material Adverse Change.

2.15           Taxes.
              2.15.1                     Tax Returns. All Tax Returns required to be filed by or with respect to Seller for all Taxable Periods have been timely filed in compliance with all Legal Requirements. True and complete copies of all federal, state, local and foreign Tax Returns of Seller for the calendar year ended December 31, 2015 have been provided to Buyer.
2.15.2                     Payment. Seller has paid, or caused to be paid, or properly extended and fully reserved, all Taxes due, whether or not shown (or required to be shown) on a Tax Return.
2.15.3                    Compliance. Seller has complied (and until the Closing Date will comply) in all respects with the provisions of applicable Tax laws relating to the withholding and payment of Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, member, or other party.
2.16           Compliance with Legal Requirements.
2.16.1                    General. Seller is, and has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of the Business or the ownership or use of the Purchased Assets. To the Seller’s Knowledge, no event has occurred or circumstance exists (with or without notice or lapse of time) that (i) may constitute or result in a violation by Seller, or a failure on the part of Seller to comply with, any Legal Requirement, or (ii) may give rise to any obligation on the part of Seller to undertake, or to bear all or any portion of the cost of, any remedial action of any nature. Seller has not received any notice or other communication (whether written or, to the Seller’s Knowledge, oral) from any governmental body or any other Person regarding (i) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement, or (ii) any actual, alleged, possible, or potential obligation on the part of Seller to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

2.16.2                      No Violation. Seller has not received any notice or other communication from any governmental entity in any domestic or foreign jurisdiction alleging any violation of any Legal Requirement by Seller applicable to any product manufactured or distributed by Seller. During the past year, no governmental entity or regulatory authority has served any notice, warning letter, regulatory letter, or any other similar communication on the Seller stating that the Business was or is in violation of any Legal Requirement, clearance, approval, permission, authorization, consent, exemption, guidance or guideline, or were or are the subject of any material pending, threatened or anticipated administrative agency or governmental entity investigation, proceeding, review or inquiry, or that there are circumstances currently existing which would reasonably be expected to lead to any loss of or refusal to renew any Governmental Authorization held by Seller.
2.17           Governmental Authorizations. Schedule 2.17 contains a complete and accurate list of each Governmental Authorization that relates to the Business. Each Governmental Authorization listed or required to be listed on Schedule 2.17 is valid and in full force and effect. Seller is, and at all times since January 1, 2016, has been, in compliance with all of the terms and requirements of each Governmental Authorization identified or required to be identified on such Schedule. The Governmental Authorizations listed on such Schedule collectively constitute all of the Governmental Authorizations necessary to permit the Business to conduct lawfully its operations in the manner it currently conducts its operations and to permit Seller to own and use the Purchased Assets.
2.18           Proceedings; Orders. There is no pending Proceeding that has been commenced by or against Seller or that otherwise relates to or may affect the Business or any of the Purchased Assets or that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions. To the Knowledge of Seller, (i) no such Proceeding has been threatened, and (ii) no event has occurred or circumstance exists that could reasonably be expected to give rise to or serve as a basis for the commencement of any such Proceeding. All prior Proceedings relating to the Business have been disclosed to Buyer and are fully resolved. There is no Order to which Seller or any of the Purchased Assets is subject. Seller is not subject to any Order that relates to the Business.

2.19          Absence of Certain Changes and Events. Since January 1, 2016, except as contemplated by this Agreement and the Contemplated Transactions, Seller has conducted the Business only in the ordinary course of business consistent with past custom and practice and there has not been any (a) damage to or destruction or loss of any asset or property of the Business, whether or not covered by insurance, materially and adversely affecting the properties, assets, business, financial condition, or prospects of the Business; (b) capital expenditure for or sale (other than sales of inventory in the ordinary course of business consistent with past custom and practice), lease, or other disposition of any asset or property of Seller or mortgage, pledge, or imposition of any lien or other encumbrance on any asset or property of Seller, including the sale, lease, or other disposition of any of the Intellectual Property Assets; or (c) agreement by Seller to do any of the foregoing.
2.20          Insurance. Schedule 2.20 sets forth a list of all policies of insurance, and for each policy indicates: the name of the insurer; the amount of coverage; the type of insurance; the policy number; the renewal or expiration date; and all pending claims under the policy (except for pending claims under the group medical insurance policy). All of the policies of insurance set forth in Schedule 2.20 are outstanding and in full force and, except with respect to cancellations not within Seller’s control, will remain in full force until the Closing Date. All premiums with respect to the policies are currently paid and all duties of the insureds under the policies have been fully discharged.

2.21           Intellectual Property.

(a)           Schedule 2.21 sets forth all registered Intellectual Property Assets. Seller will own the entire right, title and interest in and to such Intellectual Property Assets on the Closing Date and will transfer the same to Buyer free and clear of all Encumbrances and thereafter Buyer will have the right to use each Intellectual Property Asset without payment or other liability to any other Person (other than customary annual fees and other periodic charges for post-Closing maintenance of the patents and trademarks). Seller has not infringed or unlawfully used any valid and enforceable intellectual property right of any other Person and Buyer’s manufacture, use and sale of the Products and performance of services as sold or provided by the Business immediately before the Closing will not infringe any intellectual property right of any other Person. To Seller’s knowledge, there is no infringement of or unlawful use by any other Person of any of the Intellectual Property Assets. None of the Intellectual Property Assets is subject to any pending, or to Seller’s Knowledge, threatened, claim or challenge, and there is no valid basis for asserting any claim or challenge. No Intellectual Property Asset is subject to any outstanding Order restricting the use of such Intellectual Property Asset. The Intellectual Property Assets included among the Purchased Assets are all of those necessary for the operation of the Business as presently conducted and are sufficient in form and quality so that, following the Closing, Buyer can design, produce, manufacture, assemble and sell the Products and provide the services sold or provided by the Business immediately before the Closing. Seller will not assert any claim against Buyer or its Affiliates with respect to any Intellectual Property Asset now owned or later acquired based on Buyer’s or its Affiliates’ continued operation of the Business as presently conducted or planned.

(b)           The consummation of the Contemplated Transactions will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of: (i) Buyer’s right to own, use or hold for use any Intellectual Property Asset as owned, used or held for use in the conduct of the Business as currently conducted, or (ii) Buyer’s right to design, produce, manufacture, assemble and sell the Products and provide the services sold or provided by the Business immediately before the Closing.

(c)           Seller’s rights in the Intellectual Property Assets are valid, subsisting and enforceable. Seller has taken all reasonable steps to maintain the Intellectual Property Assets and to protect and preserve confidentiality of all trade secrets included in the Intellectual Property Assets, including requiring all Persons having access thereto to execute written non-disclosure agreements.

            2.22             Environmental Matters
2.22.1                      Compliance and Permits. Seller is and has been in full compliance with all applicable Environmental Laws. Compliance includes possession of, and compliance with, all required permits and other Governmental Authorizations. Seller is not party to any consent decree, consent order, or other agreement under any Environmental Law.

2.22.2                     Environmental Liability. For both Seller and any person or entity whose liability Seller has or may have retained or assumed either contractually or by operation of law, there is no (a) Environmental Liability existing, pending, or to Seller’s Knowledge threatened, or (b) past or present events, circumstances or conditions that could form the basis for any Environmental Liability, including, but not limited to, the release, discharge or disposal of a Hazardous Substance at any location or site, including adjacent properties.
2.23         Product and Service Warranties and Liabilities. Set forth in Schedule 2.23 are all warranties applicable to products designed, developed, manufactured, sold, to be sold or subject to a pending bid, or services provided, to be provided or subject to a pending bid, by the Business. Except as set forth in Schedule 2.23, there are no claims outstanding to return products by reason of alleged defective merchandise or otherwise and there is no Proceeding pending or to Seller’s Knowledge threatened against the Business under any product warranty nor, to the Seller’s Knowledge, is there any basis upon which any claim could reasonably be expected to be made. Schedule 2.23 summarizes all product Liability and product warranty claims that have been asserted with respect to the Business within the preceding three years, indicating for each claim whether it has been resolved or remains outstanding and, if resolved, the manner and cost of resolutions.

2.24         Certain Payments. Since January 1, 2016, neither Seller nor any agent or employee of Seller, or to Seller’s Knowledge, any other Person associated with or acting for or on behalf of Seller has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of Seller or any Affiliate of Seller, or (iv) in violation of any Legal Requirement; or (b) established or maintained any fund or asset that has not been recorded in the books and records of Seller.
2.25          Brokers or Finders. Neither Seller, nor its agents have incurred any Liability, contingent or otherwise, for brokerage or finder’s fees or agent’s commissions or other similar payment in connection with this Agreement.
2.26         Disclosure No representation or warranty of Seller in this Agreement and no statement in the Disclosure Schedule contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made not misleading. There is no fact known to Seller that has specific application to Seller or the Business (other than general economic or industry conditions) and that materially adversely affects the assets, Business, prospects, financial condition, or results of operations of Seller that has not been set forth in this Agreement or the Disclosure Schedule.
2.27         Representations and Warranties of Medovex. Medovex has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations under Section 4.6, Section 4.10, Section 4.13, and Section 8.4 hereof, and has taken all necessary actions with respect to the execution and delivery of this Agreement and the performance of its obligations under Section 4.6, Section 4.10, Section 4.13, and Section 8.4 hereof. Upon the execution and delivery of this Agreement, assuming the valid authorization, execution and delivery by the other parties thereto, Section 4.6, Section 4.10, Section 4.13 and Section 8.4 hereof will constitute legal, valid, and binding obligations of Medovex, enforceable in accordance with their respective terms, subject to the Enforceability Limitations.
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:
3.1           Organization and Good Standing. Buyer is a limited liability company duly organized, validly existing, and in good standing under the laws of Delaware.
3.2          Authority and Enforceability. This Agreement constitutes the legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the Enforceability Limitations. Upon the execution and delivery of this Agreement and each Ancillary Agreement to which Buyer is a party (collectively, the “Buyer Closing Documents”), assuming the valid authorization, execution and delivery by the other parties thereto, the Buyer Closing Documents will constitute the legal, valid, and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, subject to the Enforceability Limitations. Buyer has the requisite company power and authority to execute and deliver the Buyer Closing Documents and to perform its obligations under the Buyer Closing Documents. All necessary actions have been taken by Buyer with respect to the execution and delivery of this Agreement and the performance of its obligations under this Agreement.

3.3          No Conflict. Neither the execution and delivery of any of the Buyer Closing Documents by the Buyer nor the consummation or performance of any of the Contemplated Transactions by the Buyer will (with or without notice or lapse of time): (a) contravene, conflict with, or result in a violation of any provision of the organizational documents of Buyer; (b) contravene, conflict with, or result in a violation of, or give any third party the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which Buyer may be subject; (c) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any third party the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by Buyer; (d)  contravene, conflict with, or result in a violation or breach of any provision of, cause Buyer to become subject to, or to become liable for the payment of any fee or similar charge under, give any third party the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any agreement binding upon Buyer; or (e) result in the imposition or creation of any Encumbrance upon or with respect to any of the Buyer’s assets. Buyer is not or will not be required to give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

3.4        Proceedings. There is no pending Proceeding that has been commenced against Buyer and that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions. To Buyer’s knowledge, (a) no such Proceeding has been threatened, and (b) no event has occurred or circumstance exists that could reasonably be expected to give rise to or serve as a basis for the commencement of any such Proceeding.
3.5          Brokers or Finders. Neither Buyer nor its agents have incurred any Liability, contingent or otherwise, for brokerage or finder’s fees or agent’s commissions or other similar payment in connection with this Agreement.
ARTICLE 4

4.1          Access and Investigation. Between the date of this Agreement and the Closing Date, Seller will (a) afford Buyer and its representatives and advisors (collectively, “Buyer’s Advisors”), upon reasonable prior notice and during Seller’s normal business hours, full and free access to all information relevant or related to the operation of the Business, including employees, facilities, assets, contracts, books and records, and other documents and data, (b) furnish Buyer and Buyer’s Advisors with copies of all such contracts, books and records, and other existing documents and data as Buyer may reasonably request, and (c) furnish Buyer and Buyer’s Advisors with such additional financial, operating, and other data and information as Buyer may reasonably request.

4.2          Employees.

(a)           As promptly as practicable after the date of this Agreement, Seller will (i) permit Buyer and its representatives to conduct in-person interviews and related due diligence meetings with respect to the employees of the Business and (ii) cooperate with Buyer in introducing Buyer to, and in coordinating meetings with, such employees.

(b)           Buyer has no obligation to hire or offer employment to any of Seller’s employees. Buyer shall not assume, honor or be obligated to perform and Seller shall remain solely responsible for any duties, responsibilities, commitments or obligations of Seller with respect to any qualified or non-qualified Employee Benefit Plan presently maintained by Seller with respect to the Business or for the benefit of any of Seller’s employees. The terms and conditions of employment offered by Buyer to any employee of the Business shall be determined by, and may be changed at will by, Buyer, in its sole discretion. Each such employee of the Business who accepts Buyer’s offer of employment shall be deemed to be a “Retained Employee.”

(c)           The employment of the Retained Employees by Seller shall terminate effective as of the close of business on the Closing Date, and their employment by Buyer shall commence effective as of the day immediately following the Closing Date. Each Retained Employee’s employment by Buyer shall be “at will,” and nothing herein shall create any obligation on the part of Buyer to continue the employment of any Retained Employee for any fixed period of time following the Closing Date unless a Retained Employee has entered into an employment agreement with Buyer that provides otherwise. Seller shall be solely responsible, and Buyer shall have no obligation whatsoever for, any compensation or other amounts payable to any Retained Employee or any other employee or independent contractor of the Business, including, without limitation any hourly pay, commission, bonus, salary, benefits or severance pay for any period relating to the service with Seller at any time on or prior to the Closing Date. Seller shall pay all such amounts to all such persons on or prior to the Closing Date. As of the Closing Date, Seller hereby waives and agrees not to enforce the non-competition, non-solicitation and confidentiality provisions of any employment or similar agreement, between Seller and any of the Retained Employees of Seller to the extent necessary to enable (i) Buyer to employ the Retained Employees, (ii) Buyer to purchase the Purchased Assets, and (iii) the Retained Employees to service the customers of the Business and any other accounts of Buyer.
(d)           Seller shall be responsible for all acts or omissions, and all Damages, relating to any and all Employee Benefit Plans.
4.3           Operation of the Business. Between the date of this Agreement and the Closing Date, Seller will conduct the operations and affairs of the Business only in the ordinary course of business. Between the date of this Agreement and the Closing Date, Seller will: (a) use all commercially reasonable efforts to preserve intact the current business organization of Seller, keep available the services of the current officers, employees, and agents of Seller relating to the Business, and maintain the relations and good will with suppliers, customers, landlords, creditors, employees, agents, and others having business relationships with Seller relating to the Business; (b) preserve and maintain all Permits required for the conduct of the Business as currently conducted; (c) pay the debts, Taxes and other obligations of the Business when due; (d) continue to collect accounts receivable in a manner consistent with past practice; (e) maintain the properties and assets including the Purchased Assets in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear; (f) perform all of its obligations under all Assigned Contracts; (g) not take or permit any action that would cause a Material Adverse Change to occur; (h) fill orders on a timetable consistent with the past practices of the Business; (i) maintain inventory levels consistent with past practices of the Business; (j) confer with Buyer concerning operational matters of a material nature; and (k) otherwise report periodically to Buyer concerning the status of the operations and finances of the Business.

4.4            Required Approvals. As promptly as practicable after the date of this Agreement, Seller will make all filings required by Legal Requirements to be made by them in order to consummate the Contemplated Transactions, including any filings or submissions in connection with any consents required under any Governmental Authorizations.

4.5           Notification. Between the date of this Agreement and the Closing Date, Seller will promptly notify Buyer in writing if Seller becomes aware of any fact or condition that (a) could reasonably be expected to result in a Material Adverse Change, or (b) causes or constitutes a breach of any of Seller’s representations and warranties as of the date of this Agreement, or if Seller becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. During the same period, Seller will promptly notify Buyer of the occurrence of any breach of any covenant of Seller in this Article or of the occurrence of any event that may make the satisfaction of the conditions in Article 5 or Article 6 impossible or unlikely.

4.6           Exclusivity. Until November 30, 2016, each of Seller and Medovex will not, and each will cause its Representatives not to, directly or indirectly solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any Person (other than Buyer) relating to any transaction involving the sale of the Business or assets (other than in the ordinary course of business) of Seller or any merger, consolidation, business combination, or similar transaction involving Seller. Seller or Medovex, as applicable, shall promptly advise Buyer in writing of any such action described in the preceding sentence.
4.7           Reasonable Efforts. Between the date of this Agreement and the Closing Date, Seller and Buyer will each use all commercially reasonable efforts to cause the conditions in Article 5 or Article 6 that are required to be satisfied by such Party, to be satisfied. After the Closing, each Party will take all such further actions, execute and deliver all such further documents and do all other acts and things as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement and the other documents referred to in this Agreement.
4.8          Post-Closing Access to Records. Following the Closing, Seller shall cooperate and provide Buyer and Buyer’s Advisors full and free access to Seller’s books and records, software packages, accounting, financial, and operating records and other documents and data relating to the Business as may be reasonably requested by Buyer.
4.9            Transition Period.
(a) Following the Closing Date, Seller shall take all actions as reasonably requested by Buyer in order to (a) introduce Buyer to all suppliers relating to the Business, (b) introduce Buyer to all distributors relating to the Business, (c) conduct assimilation training at Buyer’s facility, and (d) permit Buyer to remove the Purchased Assets from Seller’s facility.
(b) Following the Closing Date, Buyer shall pay to Seller any funds received from any Person who has an account payable owed to Seller until such account payable is paid in full.
4.10          Covenant Not to Compete.

(a)           From the Effective Date through December 31, 2019 (the “Non-Competition Period”), Seller, Medovex, and each Individual Signatory covenant not to, and cause its, his, or her Affiliates not to, compete, directly or indirectly with the Business or with Buyer or its Affiliates, including but not limited to participating, directly or indirectly, in the ownership, management, financing (including loans, gifts, equity or other means of financing) or control of, or acting as a consultant, employee or agent for, any Person that is engaged or plans to become engaged in the business of manufacturing or distributing intra-hospital transport systems for patient equipment or that otherwise competes with the Business. The geographic scope of the foregoing covenant shall be worldwide. Seller, Medovex, and each Individual Signatory also covenant and agree that during the Non-Competition Period neither Seller, Medovex, an Individual Signatory, nor any of their respective Affiliates or Representatives will solicit and hire any Person employed by Buyer at any time after the date of this Agreement or induce any such employee to leave such employment or directly or indirectly assist any other Person in requesting or inducing any such employee to leave his or her employment. Further, Seller, Medovex, and each Individual Signatory covenant and agree that it, he, or she will not, and will cause its, his, or her Affiliates not to, from the date of this Agreement and forever afterward, use or disclose to any Person any proprietary, secret or confidential information of the Business, except as may be required to provide services to Buyer or Buyer’s Affiliates.

(b)           Seller, Medovex, and each Individual Signatory acknowledge that a breach or threatened breach of this Section 4.10 would give rise to irreparable harm to Buyer, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by a Seller, Medovex, or an Individual Signatory of any such obligations, Buyer shall, in addition to any and all other rights and remedies that would be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of common jurisdiction.

(c)           If any court of competent jurisdiction finds that the time period of the foregoing covenants is too lengthy or the scope of the covenants too broad, then the restrictive time period shall be deemed to be the longest period permissible by law and the scope shall be deemed to comprise the largest scope permissible by law under the circumstances. It is the intent of the Parties to protect and preserve the business and goodwill of the Business to be acquired by Buyer and thus the Parties agree and direct that the time period and scope of the covenant set forth in this Agreement be the maximum permissible duration and size.
4.11        Benefits Under Certain Contracts.

(a)           To the extent that assignment by Seller to Buyer of any Assigned Contract is not permitted or is not permitted without the consent of any other party to the applicable Assigned Contract, this Agreement will not be deemed to constitute an undertaking to assign such contract if consent is not given or if such an undertaking otherwise would constitute a breach of, or cause a loss of contractual benefits under, such contract. Seller will use its best efforts to obtain any and all consents to assignment of such contracts. Seller agrees to advise Buyer, and Buyer agrees to advise Seller, promptly in writing with respect to any Assigned Contract which they know or have reason to believe will not receive any required consent.

(b)           If consent to assignment is not obtained or if such assignment is not permitted irrespective of consent, Seller will cooperate with Buyer in any reasonable arrangement designed to provide for Buyer all benefits under such contract, including enforcement for the benefit of Buyer of any and all rights of Seller against any other Person arising out of a breach or cancellation by such other Person and including, if so requested by Buyer, acting as an agent on behalf of Buyer or as Buyer may otherwise reasonably require.

4.12       Existing Distributor Agreements. Within three business days after Closing, following consultation with Buyer, Seller will terminate the existing distributor arrangements relating to the Business. Prior to Closing, Seller will introduce Buyer to the distributors relating to the Business. Buyer will be responsible for negotiating any post-Closing agreements or arrangements with such distributors.

4.13       Confidentiality. From and after the Closing, Seller and Medovex shall, and each shall cause its Affiliates to, hold and shall use its reasonable best efforts to cause its or their respective Representatives to hold, in confidence, any and all information, whether written or oral, concerning the Business, except to the extent that Seller or Medovex, as applicable, can show that such information (a) is generally available to and known by the public through no fault to Seller or Medovex, any of their Affiliates or their Representatives; or (b) is lawfully acquired by Seller or Medovex, any of their Affiliates, or the respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation.

4.14       Tax Clearance Certificates. If requested by Buyer, Seller shall notify all of the tax authorities in the jurisdictions that impose Taxes on Seller of the transactions contemplated by this Agreement in the form and manner required by such taxing authorities, if the failure to make such notifications and receive any available tax clearance certificate could subject the Buyer to any Taxes of Seller. If any taxing authority asserts that Seller is liable for any Tax, Seller shall promptly pay any and all such amounts and shall provide evidence to the Buyer that such liabilities have been paid in full or otherwise satisfied.

4.15       Name Change. Within ten (10) days after Closing, Seller will amend its Articles of Incorporation to change its name to a name not substantially similar to its current name, as reasonably agreed by the Parties.
ARTICLE 5
5.1         Accuracy of Representations. The representations and warranties made by Seller in this Agreement and in any certificate delivered by Seller pursuant hereto shall be true and correct in all respects, in each case at and as of the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties.

5.2         Seller’s Performance. All of the covenants and obligations that Seller is required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), must have been duly performed and complied with in all respects; and each document required to be delivered pursuant to Section 1.7(b) or as otherwise reasonably necessary to consummate the transactions contemplated by this Agreement must have been delivered.
5.3         Bring Down Certificate. Buyer shall have received a certificate from Seller representing and warranting to Buyer the satisfaction of the conditions set forth in Sections 5.1 and 5.2.
5.4         Consents. Buyer shall have obtained or continued to hold in full force and effect following the Closing all Governmental Authorizations required for the operation of the Business. All consents and approvals identified or required to be identified on Schedule 2.4 must have been obtained and must be in full force and effect.
5.5         No Proceedings. There must not have been commenced or threatened against Buyer, or against any Person affiliated with Buyer, any Proceeding (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions, or (b) that may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the Contemplated Transactions.
5.6         Non-Compete Releases. Buyer shall also have received releases from Seller with respect to existing non-competition restrictions with employees of the Business, in form and substance satisfactory to Buyer.

5.7         Due Diligence Review. Buyer shall be reasonably satisfied with the results of its due diligence review, including review of the Purchased Assets and the intellectual property, financial, legal, tax, administrative and other aspects of the Business. Buyer shall also be reasonably satisfied with the Disclosure Schedule. Buyer shall be reasonably satisfied with the list of tangible personal property set forth on Schedule 9.5.
5.8         No Material Adverse Change. There must not have been any Material Adverse Change, from the date of this Agreement to the Closing Date.

5.9        Supply and Product Assembly Arrangements. Seller shall be satisfied with the supply and product assembly arrangements for Buyer’s post-Closing operation of the Business, including Buyer’s satisfactory arrangements with ComDel.
ARTICLE 6
6.1         Accuracy of Representations. The representations and warranties made by Buyer in this Agreement and in any certificate delivered by Buyer pursuant hereto shall be true and correct in all respects in each case at and as of the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties.

6.2         Buyer’s Performance. All of the covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), must have been performed and complied with in all respects; and Buyer must have delivered each document required to be delivered by Buyer pursuant to Section 1.7(a) or as otherwise reasonably necessary to consummate the transactions contemplated by this Agreement and must have made the Initial Payment required to be made by Buyer pursuant to Section 1.2.
6.3         Bring Down Certificate. Seller shall have received a certificate from Buyer representing and warranting to Seller the satisfaction of the conditions set forth in Sections 6.1 and 6.2.
6.4         No Injunction. There must not be in effect any Legal Requirement or any injunction or other Order that prohibits the sale of the Purchased Assets by Seller to Buyer.

ARTICLE 7

               7.1         Termination Events This Agreement may, by notice given prior to or at the Closing, be terminated by mutual consent of Buyer and Seller; or:

7.1.1           Breach. By either Buyer or Seller if a material breach of any provision of this Agreement has been committed by the other party and the breach has not been waived or cured by five business days following notice of the breach;

7.1.2           Conditions. (a) By Buyer if any of the conditions in Article 5 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Buyer to comply with its obligations under this Agreement) and Buyer has not waived such condition on or before the Closing Date; or (b) by Seller, if any of the conditions in Article 6 has not been satisfied of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Seller to comply with its obligations under this Agreement) and Seller has not waived such condition on or before the Closing Date; or
7.1.3           Upset Date. By either Buyer or Seller if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before December 15, 2016.
7.2           Effect of Termination. Each Party’s right of termination under Section 7.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to such Section, all further obligations of the Parties under this Agreement will terminate, except that the provisions of Section 4.13, this Article 7 and Article 10 will survive; provided that if this Agreement is terminated by a Party because of the breach of the Agreement by the other Party or because one or more of the conditions to the terminating Party’s obligations under this Agreement is not satisfied as a result of the other Party’s failure to comply with its obligations under this Agreement, then the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired.

ARTICLE 8

             8.1              Survival. All representations, warranties, covenants, and obligations in this Agreement and any Ancillary Agreement will survive the Closing as set forth in this Section. The representations and warranties set forth in Articles 2 and 3 will expire eighteen (18) months from the Closing Date, except that (i) the representations and warranties set forth in Section 2.15 (Taxes) will survive for the applicable statute of limitations, and (ii) the representations and warranties in Section 2.3 (Authority and Enforceability), Section 2.4 (No Conflict), 2.7 (Title to Properties; Encumbrances), Section 2.21(a) (Intellectual Property), 3.2 (Authority and Enforceability), and Section 3.3 (No Conflict) will survive the Closing indefinitely or until the last date permitted by applicable law. The representations and warranties referenced in clauses (i) and (ii) are referred to collectively as the “Fundamental Representations.” The covenants and agreements of the parties contained in this Agreement and in any Ancillary Agreement shall survive the Closing until the date explicitly specified therein or, if not so specified, indefinitely or until the latest date permitted by applicable law
8.2           Seller Indemnification. Subject to Section 8.4, Seller (with respect to Section 8.2(a)) and Seller and Medovex jointly and severally (with respect to Sections 8.2(b) through 8.2(j)) will indemnify and hold harmless Buyer and its Representatives and Affiliates for, and will pay to Buyer and its Representatives and Affiliates (each, a “Buyer Indemnitee”) all Damages arising, directly or indirectly, from or in connection with: (a) any inaccuracy in or breach of any representation or warranty made by Seller in this Agreement or any Ancillary Agreement; (b) any breach or non-fulfillment by Seller or Medovex of any covenant or obligation of Seller or Medovex in this Agreement or any Ancillary Agreement; (c) any product manufactured or shipped by, or any services provided by, the Business on or prior to the Closing Date; (d) any Excluded Asset or any Excluded Liability; (e) any use of the Purchased Assets or ownership or operation of the Business on or before the Closing Date; (f) any and all liabilities and obligations of Seller of any nature, whether accrued, obsolete, contingent or otherwise (including without limitation any Tax liabilities); (g) any claims by any creditor of Seller; (h) any third party claim based upon, resulting from or arising out of the Business, operations, properties, assets or obligations of Seller or any of its Affiliates (other than the Purchased Assets for Assumed Liabilities) conducted, existing or arising on or prior to the Closing Date; (i) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person with Seller (or any Person acting on Seller’s behalf) in connection with any of the Contemplated Transactions, and (j) the enforcement of Buyer’s indemnification rights under this Section 8.2.

8.3           Buyer Indemnification. Subject to Section 8.4, Buyer will indemnify and hold harmless Seller and its Representatives and Affiliates for, and will pay to Seller and its Representatives and Affiliates (each, a “Seller Indemnitee”) all Damages arising, directly or indirectly, from or in connection with (a) any inaccuracy or breach of any representation or warranty made by Buyer in this Agreement or in any Ancillary Agreement, (b) any breach or non-fulfillment by Buyer of any covenant or obligation of Buyer in this Agreement or any Ancillary Agreement, (c) any Assumed Liability, (d) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person with Buyer (or any Person acting on Buyer’s behalf) in connection with any of the Contemplated Transactions, (e) any claim by any Person resulting from or arising out of the Business, operations, properties, assets or obligations of Buyer or its Affiliates conducted or arising on or after the Closing Date, and (f) the enforcement of indemnification rights under this Article 8.

              8.4             Limitations on Indemnification; Medovex
8.4.1           General Representations and Warranties. Subject to Section 8.4.3, Seller and Medovex, on the one hand and Buyer, on the other hand, will have no Liability under this Article 8 with respect to claims under Section 8.2(a) and 8.3(a), respectively, until the aggregate amount of Damages relating to such respective claims exceed $10,000 (the “Basket”), in which case such Party will be liable for such Damages in excess of the Basket amount.
8.4.2           Representation Cap; Offset. Subject to Section 8.4.3, (i) the maximum aggregate Liability of Seller and Medovex pursuant to Section 8.2(a), and (ii) the maximum aggregate Liability of Buyer pursuant to Section 8.3(a), in each case shall not exceed $150,000 and in the case of Liability of Seller and Medovex under Section 8.2 shall be limited to offset rights against the Contingent Payments.
8.4.3           Certain Exceptions. The limits on indemnification set forth in Section 8.4.1 and 8.4.2 shall not apply to any indemnification claim for Damages resulting from, in connection with or arising out of (i) any misrepresentation or breach of or inaccuracy in any of the Fundamental Representations, (ii) any fraud or intentional misrepresentation by any Party in connection with this Agreement, or (iii) any of the matters referred to in Section 8.2(b) through Section 8.2(j) and in Section 8.3(b) through Section 8.3(f) (collectively, the indemnification described in subsections (i) through (iii) is referred to as the “Other Indemnities”). The maximum aggregate Liability of each Party for the Other Indemnities (except for fraud or intentional misrepresentation) shall not exceed the Purchase Price.
8.4.4           Joint and Several. Any Liability of Seller or Medovex for the Other Indemnities shall be joint and several among Seller and Medovex. Medovex absolutely, unconditionally and irrevocably covenants to Buyer the full and punctual payment and performance of Seller’s and Medovex’s indemnification obligations for the Other Indemnities. Medovex agrees that its indemnification obligations are direct, irrevocable, continuing, absolute and unconditional, subject to the terms and conditions of this Article 8. Buyer shall not be obligated to enforce or exhaust its remedies against Seller before proceeding to enforce the indemnification obligations of Medovex.

             8.5             Indemnification Procedures
8.5.1           Third-Party Claims.

(a)           Promptly after receipt by a Person entitled to be indemnified under this Article 8 (an “Indemnified Party”) of notice of the commencement of any Proceeding against it, such Indemnified Party will, if a claim for indemnification is to be made against a Party (an “Indemnifying Party”) under this Article 8, give notice to the Indemnifying Party of the commencement of such Proceeding. The failure to promptly notify the Indemnifying Party will not relieve the Indemnifying Party of any Liability that it may have to an Indemnified Party except to the extent that the defense of such action was irreparably and materially prejudiced by the Indemnified Party’s failure to provide prompt notice. As used in this Article 8, “Party” includes Medovex as applicable.

(b)           If any Proceeding is brought against an Indemnified Party and it gives notice to the Indemnifying Party of the commencement of such Proceeding, the Indemnifying Party will be entitled to participate in such Proceeding and, to the extent that it wishes (unless the Indemnifying Party is also a party to such Proceeding and the Indemnified Party determines in good faith that joint representation would be inappropriate) to assume the defense of such Proceeding with counsel reasonably satisfactory to the Indemnified Party. Following assumption of defense by an Indemnifying Party, as long as the Indemnifying Party diligently conducts such defense it will not be liable for any subsequent fees of legal counsel or other expenses incurred by the Indemnified Party in connection with the defense of such Proceeding,. If the Indemnifying Party assumes the defense of a Proceeding, no compromise or settlement of such claims may be effected by the Indemnifying Party without the Indemnified Party’s consent, unless the Indemnified Party is fully and unconditionally released from all liability in connection with such settlement. If notice is given to an Indemnifying Party of the commencement of any Proceeding and the Indemnifying Party does not within twenty (20) days exercise its election to assume the defense of such Proceeding, the Indemnifying Party will be bound by any determination made in such Proceeding or any compromise or settlement reasonably effected by the Indemnified Party.

(c)           Notwithstanding the foregoing, if an Indemnified Party determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Party may, by notice to the Indemnifying Party, retain the exclusive right to defend, compromise or settle such Proceeding, but the Indemnifying Party will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected without its consent (which will not be unreasonably withheld).

(d)           Each Party will make available to the other Parties and each other Parties’ Representatives all of its books and records relating to a third-party claim and each Party will render to the other assistance as may be reasonably required in order to insure the proper and adequate defense of a third-party claim. From and after delivery of a notice of a third party claim, the Indemnifying Party and the Indemnified Party shall, and shall cause their respective Affiliates and representatives to, cooperate in connection with the defense or prosecution of such third party claim, including furnishing such records, information and testimony and attending such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnifying Party or the Indemnified Party in connection therewith. In addition, the party controlling the defense of any third party claim shall keep the non-controlling party advised of the status thereof and shall consider in good faith any recommendations made by the non-controlling party with respect thereto.

(e)           Each Party hereby consents to the non-exclusive jurisdiction of any court in which a Proceeding is brought against any Indemnified Party for purposes of any claim that an Indemnified Party may have under this Agreement with respect to such Proceeding or the matters alleged therein.
8.5.2           Direct Claims. A claim for indemnification for any matter not involving a third-party claim may be asserted by the applicable Indemnified Party delivering written notice to the Indemnifying Party as promptly as practicable, which notice must contain (a) a description and the amount, to the extent reasonably practical (the “Claimed Amount”) of any Damages incurred or suffered by the Indemnified Party, (b) a statement that the Indemnified Party is entitled to indemnification under this Article 8 and a reasonable explanation of the basis therefor, and (c) a demand for payment by the Indemnifying Party. Within 30 days after delivery of such written notice, the Indemnifying Party shall deliver to the Indemnified Party a written response in which the Indemnifying Party shall (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case such response shall be accompanied by a payment by the Indemnifying Party of the Claimed Amount), (ii) agree that the Indemnified Party is entitled to receive part, but not all, of the Claimed Amount (the “Agreed Amount”) (in which case such response shall be accompanied by payment by the Indemnifying Party of the Agreed Amount), or (iii) contest that the Indemnified Party is entitled to receive any of the Claimed Amount. If the Indemnifying Party contests the payment of all or part of the Claimed Amount, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve such dispute as promptly as practicable. If such dispute is not resolved within 30 days following the delivery by the Indemnifying Party of such response, the Indemnified Party and the Indemnifying Party shall each have the right to submit such dispute to a court of competent jurisdiction in accordance with the provisions of Section 10.4.
8.6        Offset. Buyer may, as one of Buyer’s remedies in the event of any breach of this Agreement by Seller or to effect indemnification against Seller under this Article, withhold sums currently payable to Seller pursuant to this Agreement under the Contingent Payments), to the extent of any claim asserted by Buyer, and offset the amounts due under Agreement or otherwise any amounts or estimated amounts that Buyer is entitled pursuant to indemnification or reimbursement under this Agreement. Any sum so withheld shall operate as a discharge, to the extent of the amount withheld, of Buyer’s payment obligations to Seller under this Agreement or otherwise. For purposes of clarification, Buyer’s remedies with respect to a breach by Seller of Section 8.2(a) is limited to offset rights.
8.7          Payments. Once Damages are agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this Article 8, the Indemnifying Party shall satisfy its obligations within 15 business days of such final determination by wire transfer of immediately available funds.
8.8          Remedies Cumulative. The remedies in this Article are cumulative and will not prevent the assertion by a Party of any other rights or the seeking of other remedies against any other party.

ARTICLE 9
“Affiliate” means, with respect to any particular Person, (a) any Person controlling, controlled by or under common control of such Person, whether by ownership or control of voting securities, by contract or otherwise, (b) any partner, member, officer, director, employee or shareholder of such Person or (c) any parent, spouse, child, brother, sister or other relative with a relationship (by blood, marriage or adoption) not more remote than first cousin of any of the foregoing or any Person directly or indirectly controlled by such relative. For purposes of this Agreement, Buyer shall not be deemed to be an “Affiliate” of Seller.
“Ancillary Agreement” means the other agreements, documents and certificates to be executed and delivered in connection with the Contemplated Transactions, including (i) the Bill of Sale, Assignment and Assumption Agreement and (ii) the Transition Services Agreement.
“Assigned Contract” means (i) the purchase orders incurred in the ordinary course of business for which goods have not yet been received and (ii) such other contracts, in each case as specifically set forth in Schedule 9.1.
“Assumed Liabilities” has the meaning set forth in Section 1.5 of this Agreement.
“Bill of Sale, Assignment and Assumption Agreement” means the Bill of Sale, Assignment and Assumption Agreement entered into by Seller and Buyer at the Closing in connection with the Contemplated Transactions.
“Business” has the meaning set forth in the recitals to this Agreement.
“Buyer Closing Documents” has the meaning set forth in Section 3.2 of this Agreement.
“Buyer Indemnitee” has the meaning set forth in Section 8.2 of this Agreement.
“Buyer’s Advisors” has the meaning set forth in Section 4.1 of this Agreement.
“Buyer’s Statement” has the meaning set forth in Section 1.3 of this Agreement.
“Buyer” has the meaning set forth in the recitals to this Agreement.
“Cash Payment” has the meaning set forth in Section 1.2(b).
“Claimed Amount” has the meaning set forth in Section 8.5.2 of this Agreement.
“Claims” means any and all claims, demands, Proceedings, causes of action, Orders, obligations, contracts, agreements, debts and Liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity.
“Closing Date” has the meaning set forth in Section 1.6 of this Agreement.

“Closing” has the meaning set forth in Section 1.6 of this Agreement.
“Code” means the Internal Revenue Code of 1986, as amended, and any reference to any particular Code Section shall be interpreted to include any revision of or successor to that section regardless of how numbered or classified.
“ComDel Contract” means that certain Master Manufacturing, Development and Services Contract, dated July 8, 2015, between Medovex and ComDel Innovation, Inc.
“ComDel Inventory” means all inventory of Products (including all finished goods and parts) currently located at the facilities of ComDel Innovation, Inc. in connection with the ComDel Contract.
“Contemplated Transactions” means all of the transactions contemplated by this Agreement and the Ancillary Agreements, including: (a) the sale of the Purchased Assets by Seller to Buyer; (b) the execution, delivery and a performance of the agreements described in this Agreement and the Ancillary Agreements; and (c) the performance by Buyer and Seller of their respective covenants and obligations under this Agreement and the Ancillary Agreements.
“Contingent Payment” has the meaning set forth in Section 1.2(c).
“Contingent Period” has the meaning set forth in Section 1.2(c).
“Customer” means the Person invoiced by Buyer for the sale of Products.
“Damages” means the amount of, any loss, Liability, tax, claim, damage or expense (including costs of investigation and defense and reasonable attorney’s fees), whether or not involving a third-party claim.
“Disclosure Schedule” has the meaning set forth in Section 2.1 of this Agreement.
“Employee Benefit Plan” means all plans, programs, contracts, policies and practices providing benefits to any employee or former employee of Seller, including any pension, thrift, savings, profit sharing, retirement, bonus, incentive, health, dental, death, accident, disability, stock purchase, stock option, stock appreciation, stock bonus, executive or deferred compensation, hospitalization, “parachute,” severance, vacation, sick leave, fringe or welfare benefits, any employment or consulting contracts, “golden parachutes,” collective bargaining agreements, employee manuals and written or binding oral statements of policies, practices or understandings related to employment, including any “employee pension benefits plan” or “employee welfare plan as defined under ERISA.
“Encumbrance” means a charge, claim, community property interest, condition, easement, equitable or legal interest, lease, lien, mortgage, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.
“Enforceability Limitations” means limitations on enforcement and other remedies by or arising under or in connection with applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar applicable laws affecting creditors’ rights generally or general principles of equity.

“Environment” means soil (surface and subsurface), surface waters, groundwater, sediments, air (including indoor air), plant and animal life and any other environmental medium or natural resource.
“Environmental Law” means all foreign, federal, state and local laws, relating to pollution or the protection of human health, safety, or the environment, including, without limitation, laws designed (a) to prevent, report or regulate the release, discharge or emission of pollutants or Hazardous Substances into the Environment; (b) to regulate the generation, treatment, storage, handling, transportation or disposal of Hazardous Substances; (c) to assure that products or chemicals are designed, formulated, packaged, labeled or used so that they do not present unreasonable risks to human health or the Environment; (d) to protect or pay for damages to natural resources such as wetlands, sand dunes, or forests, as well as plant and animal species; (e) to clean up Hazardous Substances that have been released and apportion the costs of the cleanup; and (f) to provide safe and healthful working conditions and to reduce occupational safety and health hazards.
“Environmental Liability” means any Damage arising from or relating to any Environmental Law or Hazardous Substance with respect to acts or omissions of Seller or any predecessor or affiliate, or conditions in existence, or events or circumstances having occurred or alleged to have occurred, in each case on or before the Closing Date.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Excluded Assets” means the following assets, properties and rights of Seller: (a) cash and cash equivalents (to the extent in excess of an amount equal to the deposits received for orders yet to be shipped); (b) all Excluded Inventory; (c) accounts receivable of the Business for sales completed prior to the Closing Date; (c) Seller’s owned or leased real property; (d) the other assets of Seller not relating primarily to the Business as described on Schedule 9.2.
“Excluded Inventory” means (a) the inventory (wherever located), finished goods, work in process, raw materials and supplies relating to the Excluded Assets, as set forth on Schedule 9.3; (b) inventory that is not of a quality or quantity usable and salable in the ordinary course of business; (c) inventory that is obsolete, slow-moving, or below standard quality; (d) inventory that is subject to any Encumbrance; and (e) inventory that is held on a consignment basis, all of which shall be identified in writing by Buyer with reasonable specificity not less than five (5) days prior to closing.
“Excluded Liabilities” has the meaning set forth in Section 1.5 of this Agreement.
 “Fundamental Representations” has the meaning set forth in Section 8.1 of this Agreement.
“GAAP” means generally accepted accounting principles in the United States, applied on a consistent basis.
“Governmental Authorization” means approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any governmental body or pursuant to any Legal Requirement.
“Hazardous Substance” means any hazardous, toxic or polluting substance, waste, material or contaminant, including petroleum or petroleum products, governed or regulated under any Environmental Law.
“Indemnified Party” has the meaning set forth in Section 8.5.1 of this Agreement.
“Initial Payment” has the meaning set forth in Section 1.2(a).

“Intellectual Property Assets” means all intellectual property owned or used with respect to the Business, including: (i) all domain names, trade names (including without limitation the “Streamline” name), logos, registered and unregistered trademarks, service marks, collective marks, certification marks and other marks, and applications for registration of any of the foregoing used in the operation of the Business (collectively, “Marks”); (ii) all patents, utility models, design registrations, industrial design and all similar forms of intellectual property rights used in the operation of the Business, including applications that are pending or in progress for any of the foregoing, and all inventions and discoveries used in the operation of the Business that may be patentable (collectively, “Patents”); (iii) all registered and unregistered copyrights and applications in both published works and unpublished works used in the operation of the Business (collectively, “Copyrights”); (iv) all know-how, trade secrets, confidential information, designs, source codes (for current and legacy products), customer lists, software, hardware, technical information, data, licenses, process technology, plans, drawings, and blue prints used in the operation of the Business (collectively, “Trade Secrets”); (v) all intellectual property and intellectual property rights relating to the Streamline IV Suspension System and (vi) all other forms of intellectual property and intellectual property rights used in the operation of the Business.
“Intellectual Property Assignments” means assignments duly executed by Seller in form and substance satisfactory to Buyer, transferring all of Seller’s right, title and interest in and to the Intellectual Property Assets to Buyer.
“Interim Balance Sheet” has the meaning set forth in Section 2.5 of this Agreement.
“Knowledge” means actual awareness of such fact or other matter or awareness that a prudent individual could reasonably be expected to discover or otherwise become aware of after reasonable inquiry and investigation in the normal exercise of duties of such individual. References to “Seller’s Knowledge” or words to that effect shall include the Knowledge of those persons set forth on Schedule 9.4.
“Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty, and including any law, regulation or statute covering Environmental Laws.
“Liability” means any liability, obligation, indebtedness, charge, expense or commitment of any nature whatsoever (whether direct or indirect, known or unknown, accrued or unaccrued, absolute or contingent, or matured or unmatured).
“Material Adverse Change” means any effect, event, occurrence or change that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the assets, business, financial condition, prospects, Liabilities or results of operations of the Business, or the Purchased Assets.
“Medovex” means Medovex Corp., a Nevada corporation and sole shareholder of Seller.
“Multi-Employer Retirement Plan” has the meaning set forth in Section 3(37)(A) of ERISA.
“Net Sales” for purposes of calculating the Contingent Payment means the total amount of revenues received by Buyer from the sale of Products to Customers. For purposes of clarification:
(a)           “Net Sales” is intended to include only the amount allocated to the Unit portion of the Products;
(b)           “Net Sales” does not include the cost of sales returns, allowances, discounts, finance charges, extended warranties, service contracts on capital equipment, parts or direct freight;

(c)           A “sale” includes any sale, lease, license or other distribution of a Product to a Customer, and will be deemed to have occurred with respect to a particular Product when such Product is shipped to the Customer.
               “Non-Competition Period” has the meaning set forth in Section 4.10(a) of this Agreement.
“Order” means an award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other governmental body or by any arbitrator.
“Other Indemnities” has the meaning set forth in Section 8.4 of this Agreement.
“Person” means an individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or governmental body.
“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any governmental body or arbitrator.
“Products” means any and all intra-hospital transport systems for patient equipment that are marketed and sold by the Business or the “IV Suspension System”.
“Purchase Price” has the meaning set forth in Section 1.2.
“Purchased Assets” means all assets owned or used primarily by Seller or Medovex in connection with the Business, including all (a) the Purchased Inventory; (b) customer lists; (c) customer purchase orders; (d) backlog, (e) all accounts receivable for sales completed on or after the Closing Date; (f) all rights and benefits under the Assigned Contracts; (g) tangible personal property (other than the Purchased Inventory) and fixed assets set forth on Schedule 9.5; (h) the Intellectual Property Assets; (i) claims, prepayments, refunds, causes of action, insurance benefits, rights of recovery, rights of set off and rights of recoupment; (j) to the extent transferable, franchises, approvals, permits, licenses, orders, registrations, certificates, variances and similar rights obtained from governmental bodies; (k) books, records, ledgers, files, documents, correspondence, lists, drawings and specifications, creative materials, advertising and promotional materials, studies, reports and other printed or written materials, including customer records, service records and all support manual masters; and (l) goodwill; provided, however, that the Purchased Assets do not include any Excluded Assets.
“Purchased Inventory” means all inventory (wherever located), finished goods, work in process, raw materials and supplies, other than the Excluded Inventory, all of which is set forth on Schedule 9.6 as it then existed as of the date of the Interim Balance Sheet. For purposes of clarity, the Parties acknowledge and agree that the ComDel Inventory is not owned by Seller, is not part of the Purchased Inventory, and is not being sold to Buyer under this Agreement.
 “Representative” means with respect to a particular Person, any director, officer, manager, member, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.
“Retained Employee” has the meaning set forth in Section 4.2.
“Seller Closing Documents” has the meaning set forth in Section 2.3 of this Agreement.
“Seller Indemnitee” has the meaning set forth in Section 8.3 of this Agreement.
“Seller’s Dispute Notice” has the meaning set forth in Section 1.3 of this Agreement.
“Seller” has the meaning set forth in the recitals to this Agreement.

 “Tax” or “Taxes” shall mean any income, corporation, gross receipts, profits, gains, capital stock, capital duty, franchise, withholding, social security (including any social security charge or premium), unemployment, disability, property, wealth, welfare, stamp, excise, occupation, sales, use, transfer, value added, alternative minimum, estimated or other similar tax (including any fee, assessment, or other charge in the nature of or in lieu of any tax) imposed by any governmental entity (whether national, local, municipal or otherwise) or political subdivision thereof, and any interest, penalties, additions to tax, or additional amounts in respect of the foregoing, and including any transferee or secondary Liability in respect of any tax (whether by Legal Requirement, contractual agreement or otherwise) and any Liability in respect of any tax as a result of being a member of any affiliated consolidated, combined, unitary or similar group.
“Tax Return” shall mean, with respect to any Tax, any return or information return with respect to such Tax, any report, statement, declaration, schedule, notice, form, or document required to be filed or submitted under the applicable Tax law in respect of such Tax, any claims for refund of Taxes paid, and any amendment or supplements to any of the foregoing.
“Taxable Period” shall mean, with respect to any Tax, the period for which the Tax is reported as provided under applicable Tax laws.
“Taxing Authority” shall mean, with respect to any Tax, the governmental entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Taxes for such entity or subdivision, including any governmental or quasi-governmental entity or agency that imposes, or is charged with collecting, social security or similar charges or premiums.
“Transition Services Agreement” means the Transition Services Agreement entered into by Buyer and Seller as of the Closing Date.
“Unit” means a complete basic IV Suspension System. For the avoidance of doubt, components, accessories, related equipment, replacement parts, or other items sold separately, in conjunction with, or as a part of an IV Suspension System shall not constitute separate Units and, conversely, the absence of optional items shall not disqualify a basic IV Suspension System from constituting a Unit.

ARTICLE 10

10.1       Binding Effect; Benefits; Assignment. All of the terms of this Agreement will be binding upon, inure to the benefit of, and be enforceable by and against the successors and authorized assigns of the Parties. Except as otherwise expressly provided in this Agreement, nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies under or byreason of this Agreement, this Agreement being for the exclusive benefit of the Parties and their respective heirs, legal representatives, successors, and assigns. No Party will assign any of its respective rights or obligations under this Agreement to any other Person without the prior written consent of the other Parties; provided, however, that Buyer may assign all or part of Buyer’s interest in this Agreement (without the written consent of Seller) to one or more Affiliates, provided that no such assignment will limit Buyer’s obligations hereunder.
10.2       Entire Agreement. This Agreement, the exhibits and schedules to this Agreement (including the Disclosure Schedule), and the agreements referred to in this Agreement set forth the entire agreement and understanding of the Parties in respect of the transactions contemplated by this Agreement and supersede all prior agreements, arrangements, and understandings relating to the subject matter hereof. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Ancillary Agreements, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules) the statements in the body of this Agreement will control.

10.3        Amendment and Waiver. This Agreement may be amended, modified, superseded, or canceled and any of the terms, covenants, representations, warranties, or conditions hereof may be waived only by a written instrument executed by the Parties or, in the case of a waiver, by or on behalf of the Party waiving compliance. The failure of any Party at any time to require performance of any provision of this Agreement will in no manner affect the right of that Party at a later time to enforce such provision. No waiver by any Party of any condition or of any breach of any term, covenant, representation, or warranty contained in this Agreement, in any one or more instances, will be deemed to be or construed as a further or continuing waiver of any such condition or of any breach of the term, covenant, representation, or warranty or any other term, covenant, representation, or warranty set forth in this Agreement.
10.4        Governing Law.

(a)           This Agreement will be governed by and construed in accordance with the laws of the state of Michigan as applicable to contracts made and to be performed in the state of Michigan without regard to conflicts of laws principles. Any action or legal proceeding concerning this Agreement or any other dispute between the Parties shall be brought in and prosecuted in its entirety in the state or federal courts located in Kent County, Michigan. The parties agree that these are mutually convenient forums.

(b)           Each party acknowledges and agrees that any controversy which may arise under this Agreement or the other transaction documents is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or related to this Agreement, the other transaction documents or the transactions contemplated hereby or thereby. Each party to this Agreement certifies and acknowledges that (a) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 10.4.
10.5       Public Disclosure. Any public disclosure or similar publicity with respect to this Agreement or the Contemplated Transactions will be issued, if at all, at such time and in such manner as Buyer and Seller mutually determines; provided, that Seller and Medovex may disclose information regarding this Agreement and the Contemplated Transactions to the extent required by applicable Legal Requirements or by the SEC or other securities exchange. Except as provided in the preceding sentence, each of Buyer, Seller and Medovex will keep this Agreement strictly confidential, and will not make disclosure of this Agreement to any Person, other than to such Party’s lawyers, accountants, auditors and financial advisors. Seller and Buyer will consult with each other concerning the means by which Seller’s employees, customers, and suppliers and others having dealings with Seller will be informed of the Contemplated Transactions, and Buyer and Seller will each have the right to be present for any communication made prior to the Closing.

10.6        Notices. All notices, requests, demands, and other communications to be given pursuant to the terms of this Agreement will be in writing and will be deemed to have been duly given if delivered by hand, sent by facsimile or email of a PDF document with confirmation, sent by a nationally recognized overnight mail service, or mailed first class, postage prepaid:

To Seller at:

Streamline, Inc.
c/o Medovex Corp.
1950 Airport Road, Suite A
Atlanta, GA 30341
Attn: Jarrett Gorlin
Email: jgorlin@medovex.com

With a copy to:

Womble Carlyle Sandridge & Rice, LLP 271  17th Street, NW
Suite 2400
Atlanta, GA  30363-1017
Attn: G. Donald (Don) JohnsonFax:   404-870-4878 Email:  djohnson@wcsr.com

To Buyer at:

Skytron, LLC
5085 Corporate Exchange Blvd., SE
Grand Rapids, MI 49512
Attn: Craig G. Wassenaar
Email: cwassenaar@skytron.us
Fax: 616-656-1186

With a copy to:

Warner Norcross & Judd LLP
900 Fifth Third Center
111 Lyon Street, N.W.
Grand Rapids, Michigan 49503
Attn.: Mark J. Wassink
Email: mwassink@wnj.com
Fax: 616-222-2189

Any Party may change its address, telephone number, or facsimile number by prior written notice to the other Parties.
10.7          Counterparts. This Agreement may be executed in counterparts, each of which when so executed will be deemed to be an original, and such counterparts, will together constitute one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal affect as delivery of an original signed copy of this Agreement.
10.8         Expenses. Each Party will pay its own respective expenses, costs, and fees (including attorneys’ and accountants’ fees) incurred in connection with the negotiation, preparation, execution, and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement.
10.9         Severability. Any provision, or clause of any provision, of this Agreement that may be found to be contrary to Michigan law or otherwise unenforceable will not affect the remaining terms of this Agreement, which will be construed as if the unenforceable provision or clause were absent from this Agreement.
10.10        Headings; Construction; Time of Essence. The headings of the sections and paragraphs in this Agreement have been inserted for convenience of reference only and will not restrict or otherwise modify any of the terms or provisions of this Agreement. Unless otherwise expressly provided, the word “including” whenever used in this Agreement does not limit the preceding words or terms. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence. Masculine terms are deemed to include the feminine equivalent.

[Signature Page Follows]

The parties have executed this Agreement as of the date stated in the first paragraph of this Agreement.

STREAMLINE, INC.

By Medovex Corp.
      Its Sole Shareholder

By
     Name: Jarrett Gorlin
     Its: CEO

 “Seller”

SKYTRON, LLC

By
     Name:
     Its:

“Buyer”

MEDOVEX CORP.
(FOR PURPOSES OF SECTION 2.28, SECTION 4.6, SECTION 4.10, SECTION 4.13 AND SECTION 8.4 ONLY):

By
     Name: Jarrett Gorlin
     Its: CEO

INDIVIDUAL SIGNATORIES
(FOR PURPOSES OF SECTION 4.10 ONLY)

Sam Blankenship

Peter Blankenship

15095619

[Signature Page to Asset Purchase Agreement]

SCHEDULE 1.7

PURCHASE PRICE ALLOCATION

Allocation to be agreed upon by the Parties in good faith as soon as practicable after the Closing.

SCHEDULE 4.12

CONTINUING DISTRIBUTORSHIPS

None.

SCHEDULE 9.1

ASSIGNED CONTRACTS

None.